                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K/A

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This file cancels and replaces the previous submission because of a technical problem.

This announcement and the information contained herein is restricted and is not for release, publication or distribution, directly or indirectly, in whole or in part, into or from the United States of America, Canada, Australia, Japan or in any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. This announcement is not an offer of securities for sale nor solicitation to purchase or subscribe for securities, in or into the United States of America, Australia, Canada or Japan. Please see the important notice at the end of this announcement

PRESS RELEASE

TELECOM ITALIA: BOARD APPROVES MANDATORY CONVERTIBLE BOND UP TO 1,3 BILLION EUROS

Launch of an offer of up to EUR 1,300 million Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds due November 2016 consisting of Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds due November 2016 convertible into ordinary shares (the “Ordinary Share Bonds”) and Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds due November 2016 convertible into savings shares (the “Savings Share Bonds”) to be issued by Telecom Italia Finance S.A. (the “Issuer”), each to be guaranteed by Telecom Italia S.p.A. (the “Guarantor”)

Milan, 7 November 2013

Telecom Italia S.p.A. announces the launch of an offer of up to EUR 1,300 million Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds due November 2016 consisting of Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds due November 2016 convertible into ordinary shares (the “Ordinary Share Bonds”) and Fixed Rate Guaranteed Subordinated Mandatory Convertible Bonds due November 2016 convertible into savings shares (the “Savings Share Bonds”) to be issued by Telecom Italia Finance S.A. (the “Issuer”), each to be guaranteed by Telecom Italia S.p.A. (the “Guarantor”), with a preference to maximise the issuance of Ordinary Share Bonds, consistent with market demand.

The institutional bookbuilding period will commence concurrently with this announcement and is expected to end as soon as practicable and in any event no later than Friday 8 November 2013. However, the Joint Bookrunners of the offering reserve the right to end the bookbuilding period at any time. The offering is being made to institutional investors only, outside the United States - subject to certain exceptions -, Australia, Canada and Japan, in offshore transactions to non-U.S. persons (in reliance on Regulation S).

Purchase orders from eligible institutional investors that are also shareholders of Telecom Italia S.p.A. may receive priority treatment in the allocation process.

The Guarantor will convene an Extraordinary General Meeting (the “EGM”) to be held no later than the end of February 2014 (the “Shareholder Approval Specified Date”) to seek shareholders’ approval, pursuant to article 2441 of the Italian Civil Code, in respect of the increase in share capital of the Guarantor and disapplication of preferential subscription rights to enable the issue of ordinary shares and saving shares on conversion of the Bonds and the removal of the par values of the ordinary and saving shares (the “Shareholder Resolutions”). After such approval, the Issuer shall give notice to bondholders (the “Physical Settlement Notice”) that in respect of conversions where the Conversion Date falls after the giving of such notice, the Guarantor will deliver Shares in respect of such conversion.

If the Shareholder Resolutions are not passed by the Shareholder Approval Specified Date, the Issuer may, by giving notice no later than 10 days after the Shareholder Approval Specified Date (the “Fair Market Call Notice”), elect to redeem all but not some only of the Bonds at (i) 102% of the principal amount of the Bonds, together with accrued interest and any arrears of interest plus (ii) if the current conversion value of the Bonds being redeemed exceeds their initial conversion value, an amount equal to 85% of the amount determined by subtracting the initial conversion value of such Bonds from their current conversion value.

The Bonds will mature in November 2016 (3 years), will be in registered form in the denomination of EUR 100,000 each and will be issued at 100% of the principal amount. The Ordinary Share Bonds will be mandatorily convertible into fully paid ordinary shares of the Guarantor (the “Ordinary Shares”) and the Savings Share Bonds will be mandatorily convertible into fully paid savings shares of the Guarantor (the “Saving Shares” and together with the Ordinary Shares, the “Shares”) at maturity unless earlier converted at the option of bondholders or the Issuer or upon the occurrence of specified special events in accordance with the terms and conditions of the Bonds. The Bonds are expected to pay a coupon in the range of 5.75% and 6.50% per annum in respect of the Ordinary Share Bonds and in the range of 5.75% and 6.50% per annum in respect of the Savings Share Bonds.

The minimum conversion price of each series of the Bonds will be equal to the VWAP of the relevant Shares between the open and close of Borsa Italiana on Friday 8 November 2013. The initial maximum conversion price in respect of the Ordinary Share Bonds is expected to be set in a range of 120% and 125% of the minimum conversion price of such Bonds and the initial maximum conversion price in respect of the Savings Share Bonds is expected to be set in a range of 120% and 125% of the minimum conversion price of such Bonds.

Final amount of each series, final coupon and final premium are expected to be announced before the opening of Borsa Italiana on 8 November 2013. The minimum and maximum conversion prices of the two series will be announced in a separate press release after the close of Borsa Italiana on 8 November 2013.

Settlement of the Bonds is expected to occur on 15 November 2013.

The Issuer intends to use the issue proceeds for its general corporate purposes and may not use such proceeds to provide any form of financing to, or guarantee in favour of, the Guarantor.

The Issuer and the Guarantor have agreed to a lock-up commencing today and ending on the date falling 90 days after the settlement date of the Bonds for shares and convertible securities, subject to customary exceptions such as in relation to employee share option plans.

An application will be made to admit the Bonds to trading on an internationally recognized, regularly operating, regulated or non-regulated, stock exchange, as determined by the Issuer, no later than 15 March 2014.

Telecom Italia S.p.A. reminds that as of today its ratings are: Ba1/Negative outlook for Moody’s, BBB- /CreditWatch Negative for Standard & Poor’s to be resolved by the end of November and BBB-/Negative Outlook for Fitch.

With respect to the rating and the CreditWatch situation with Standard & Poor’s, please take due note of the agency’s press release dated October 7, 2013.

With respect to the rating and the Negative Outlook situation with Moody’s, please take due note of the agency’s press release dated October 8, 2013.

With respect to the rating and Negative Outlook with Fitch, please take due note of the agency’s press release dated October 4, 2013.

IMPORTANT NOTICE

This announcement is for information purposes only and is not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the securities of Telecom Italia Finance S.A. (the “Issuer”), the guarantees of Telecom Italia S.p.A. (together with the Issuer, the “Company”), or the ordinary shares or saving shares into which the Bonds are convertible (collectively, the “Securities”) in the United States, Australia, Canada, Japan or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.

These materials are not an offer for sale of securities in the United States. None of the Securities have been, or will be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Consequently, such Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such terms are defined in Regulation S under the Securities Act), absent registration or an exemption from the applicable registration requirements under the Securities Act.  The Company does not intend to register any part of the offerings in the United States or to conduct a public offering of the Securities in the United States.

This announcement is directed only at persons (i) who are outside the United Kingdom or (ii) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) who fall within Article 49(2)(a) to (d) of the Order or (iv) to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act 2000 (all such persons together being referred to as “Relevant Persons”). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged only with Relevant Persons.

In addition, if and to the extent that this announcement is communicated in, or the offered Securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), the Offerings are only addressed to and directed at persons in that member state who are “qualified investors” within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state.

No action has been taken by the Company that would permit an offer of Securities or the possession or distribution of these materials or any other offering or publicity material relating to such Securities in any jurisdiction where action for that purpose is required.

The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

Telecom Italia

Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 8th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager